UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☐  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☑   Form 10-Q    ☐  Form N-SAR     ☐  Form N-CSR
For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
     Terayon Communication Systems, Inc.

Full Name of Registrant

Former Name if Applicable
     4988 Great America Parkway

Address of Principal Executive Office (Street and Number)
     Santa Clara, CA 95054

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Terayon Communication Systems, Inc. (the “Company”) is not able to file its Form 10-Q for the third quarter of fiscal year 2005 with the Securities and Exchange Commission on a timely basis without unreasonable effort or expense for the reasons described below.
     As previously disclosed, the Company is reviewing the recognition of revenue for certain transactions during prior periods. The Company initiated the review after determining that certain revenues recognized in the second half of fiscal year 2004 from a customer may have been recorded in incorrect periods. The revenue matters under examination relate to the timing of revenue recognition and may result in a restatement of prior period financial statements.
     The accounting review includes an examination of whether a restatement of prior period financial statements may be required, in addition to an examination of the Company’s revenue recognition policies and practices for current and past periods and an examination of the Company’s internal control over financial reporting as it relates to these items. There can be no assurance that the Company or its independent auditors will not identify additional issues or other considerations in connection with the current review, and that these issues or considerations will not require further adjustments to the Company’s prior financial results for one or more prior fiscal years or quarters.
     The Company and the audit committee of the Company’s board of directors are working closely with the Company’s independent auditors in connection with the accounting review. In addition, the audit committee has decided to conduct an independent inquiry into the circumstances relating to the accounting treatment of certain of the transactions at issue with the assistance of independent legal counsel. The timing and possible outcome of the audit committee’s inquiry cannot be predicted at this time.
     Pending completion of the accounting review, the filing of the Company’s Form 10-Q for the third quarter of fiscal year 2005 will be delayed, and this delay will extend beyond the Form 10-Q’s filing deadline of November 9, 2005.
     The Company did not represent in Part II of this Form 12b-25 that it would be able to file its Form 10-Q for the third quarter of fiscal year 2005 by November 14, 2005, which is required by SEC rules to obtain a five-day extension of the filing deadline. The Company has concluded that it will not be able to file its Form 10-Q for the third quarter of fiscal year 2005 by that date. The Company has provided information concerning the accounting review in a press release issued on November 7, 2005. The Company included a copy of this press release as an exhibit to its report on Form 8-K filed with the SEC on November 7, 2005. Management endeavors to complete its review as soon as possible, but the Company cannot estimate at this time when the review will be completed.

PART IV— OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mark Richman	(408)	235-5702

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes  ☑    No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑*    No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
          *The Company is not prepared to estimate the results of its operations at this time because of the continuing accounting review as described in Part III of this Form 12b-25.
Securities Safe Harbor
This Notification of Late Filing on Form 12b-25 contains certain “forward-looking statements” within the meaning Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These statements, including statements relating to the nature or outcome of the Company’s accounting review or the audit committee’s independent inquiry, statements relating to the anticipated nature and scope of the Company’s accounting issues, statements relating to the timing of the Company’s filing of its Form 10-Q for the third quarter of fiscal year 2005, and statements relating to the possible filing of restated financial results, are based on management’s current reasonable expectations and are subject to certain assumptions, risks, uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied from the statements herein or from historical results, due to, among other things, new information discovered during the course of the review, the actual timing and extent of any restatement of prior financial results, the reaction to any such restatement by the Company’s stockholders and customers, as well as changes in economic, business, competitive, technological and/or regularly factors and trends. More detailed information about risk factors that may affect actual results is set forth in filings by the Company with the SEC, including the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, particularly in the “Risk Factors” and “Management Discussion and Analysis of Financial Condition and Results of Operations” sections. The Company disclaims any obligation to update and revise any forward-looking statement contained herein based on new information or otherwise.

Terayon Communication Systems, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2005	By:	/s/ Mark Richman
		Name:	Mark Richman
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18
U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

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